

February 26, 2013

Via E-mail
James D. Davidson, III
President and Chief Executive Officer
California Gold Corp.
4515 Ocean View Boulevard, Suite 305
La Canada, California 91011

> **Re:** **California Gold Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 12, 2013**
> **File No. 333-179466**
> **Form 10-K for the Fiscal year Ended January 31, 2012**
> **Filed May 2, 2012**
> **File No. 333-134549**

Dear Mr. Davidson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 22

1. We note your response to comment 5 of our letter dated January 18, 2013. Please explain why there are no corporate overhead amounts included under the 75% and 100% scenarios.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Description of Business, page 34

2. We partially reissue comment 6 of our letter dated January 18, 2013. Please update the disclosure regarding the expenditure in Mexivada approved exploration expenses, as necessary, as of the most recent practicable date, or advise.

Directors, Executive Officers, Promoters and Control Persons, page 45

Executive Officers and Directors, page 45

3. We note your response to comment 9 of our letter dated January 18, 2013 and the revised disclosure. Please explain the deletion of the disclosure related to Mr. Davidson's employment with Universal Tech Corp.

4. Please disclose all promoters. See Item 404 of Regulation S-K.

Executive Compensation, page 51

5. Please update the disclosure in this section to include the most recent fiscal year ended January 31, 2013.

Certain Relationships and Related Transactios, page 55

6. Please include your response to comment 11 of our letter dated January 18, 2013 in this section.

Exhibits

7. We reissue comment 14 of our letter dated January 18, 2013. We continue to note a number of agreements filed as form of agreements. Please file the executed agreements. To the extent you are relying on Instruction 2 to Item 601 of Regulation S-K the schedules should be filed with that exhibit, not separately. However, we note that the schedules provided in exhibit 4.6 do not cover every form of agreement that has been filed.

8. Please explain why prior Exhibits 4.1 and 10.1 were removed from the exhibits index.

Form 10-K for the Fiscal year Ended January 31, 2012

9. We note your response to comment 15 of our letter dated January 18, 2013. Please file the amended Form 10-K with the revised disclosure.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or John Archfield, Staff Accountant, at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551- 3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Paul C. Levites, Esq.